EXHIBIT 99.1

Brookfield Business Partners Reports First Quarter 2020 Results

BROOKFIELD, NEWS, May 06, 2020 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the quarter ended March 31, 2020.

“The unprecedented impact of the COVID-19 pandemic has dramatically altered the global economic landscape. In light of this our focus has been on protecting the health and safety of our people and partners around the world, while working closely with our management teams to support our operations and maximize liquidity. We are also cautiously considering new investment opportunities," said Cyrus Madon, CEO of Brookfield Business Partners. “Although we are planning for a very weak business environment through the rest of the year, BBU has substantial liquidity and businesses that are high-quality providers of essential products and services. We are well positioned to manage through an expected period of severe economic disruption."

	Three Months Ended March 31,
US$ millions (except per unit amount), unaudited	2020	2019
Net income (loss) attributable to unitholders[1]	$(126)	$62
Net income (loss) per limited partnership unit[2]	$(0.84)	$0.48

Company EBITDA[1,3]	$294	$266

Company FFO[1,4]	$194	$205
Company FFO per unit[2]	$1.29	$1.59

Brookfield Business Partners generated Company EBITDA of $294 million for the three months ended March 31, 2020 compared to $266 million for the three months ending March 31, 2019 reflecting incremental contributions from recent acquisitions partially offset by the impact of the current crisis on certain of our businesses. For the three months ended March 31, 2020 Company FFO was $194 million ($1.29 per unit) compared to $205 million ($1.59 per unit) for the three months ended March 31, 2019. Net loss attributable to unitholders for the three months ended March 31, 2020 was $126 million (loss of $0.84 per unit) and included unrealized mark to market loss on financial assets, provisions and impairments recognized during the quarter, compared to net income attributable to unitholders of $62 million ($0.48 per unit) for the three months ended March 31, 2019.

Operational Update

The following table presents Company EBITDA by segment:

	Three Months Ended March 31,
US$ millions, unaudited	2020	2019
Business Services	$19	$45
Infrastructure Services	156	135
Industrials	145	107
Corporate and Other	(26)	(21)
Company EBITDA[1,3]	$294	$266

Our business services segment generated Company EBITDA of $19 million during the three months ended March 31, 2020, compared to Company EBITDA of $45 million in the same period in 2019. Company EBITDA for the first quarter 2020 reflects the impact of losses at our construction services operations as a result of accounting for increased costs expected to be incurred on projects in the U.K. where construction works were substantially shut-down as a result of the pandemic. Results benefited from contributions by Healthscope, Ouro Verde and Genworth Canada, which we acquired during 2019. Prior year results included contributions from our facilities management and executive relocation businesses which were sold in the second quarter of 2019.

Our infrastructure services segment generated Company EBITDA of $156 million during the three months ended March 31, 2020, compared to $135 million in the same period in 2019. Results benefited from the incremental contribution from BrandSafway, a provider of work access scaffolding solutions, acquired in January 2020. Contribution from Altera Infrastructure increased due to our increased ownership. Westinghouse performed well in the quarter benefiting from the resiliency of its core fuel manufacturing and servicing operations and continued progress on new plant projects that Westinghouse is supporting.

Our industrials segment generated Company EBITDA of $145 million during the three months ended March 31, 2020, compared to $107 million in the same period in 2019. Results benefited from the incremental contribution from Clarios which we acquired in April 2019, partially offset by a lower contribution from GrafTech primarily due to lower sales volumes in the business, and a negative impact from Cardone, a manufacturer of automotive replacement parts. Prior year results included the contribution from our Canadian palladium producer which was sold in the fourth quarter of 2019.

The following table presents Company FFO by segment:

	Three Months Ended March 31,
US$ millions, unaudited	2020	2019
Business Services	$42	$32
Infrastructure Services	104	102
Industrials	57	81
Corporate and Other	(9)	(10)
Company FFO[1,4]	$194	$205
Gain (loss) on acquisitions/dispositions, net	$42	$—
Company FFO, excluding gain (loss) on acquisitions/dispositions[1,4]	$152	$205
Company FFO, excluding gain (loss) on acquisitions/dispositions per unit[2]	$1.01	$1.59

Company FFO for the three months ended March 31, 2020 was $194 million compared to $205 million in the same period in 2019. The decrease in Company FFO reflects the impact of reduced performance at select businesses due to the pandemic, and businesses sold in 2019, partially offset by incremental contributions from recent acquisitions.

Liquidity

We ended the quarter with approximately $2.0 billion of liquidity at the corporate level including $241 million of cash and liquid securities and $1.8 billion of undrawn credit facilities. Our companies have an additional approximately $4 billion of liquidity comprised of cash and available credit facilities to fund themselves through this downturn.

Unit Repurchase Program

For the three months ended March 31, 2020 we repurchased 382,920 of BBU units under our normal course issuer bid (NCIB).

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 30, 2020 to unitholders of record as at the close of business on May 29, 2020.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2020 was 150.6 million, (2019: 129.2 million).
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments. A reconciliation of net income to Company EBITDA is available on pages 7-8 of this release.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. A reconciliation of net income to Company FFO is available on pages 7-8 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with over $515 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com.

Please note that Brookfield Business Partners' previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and are available at https://bbu.brookfield.com/reports-and-filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Tel: +1 (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and 2020 First Quarter Earnings Conference Call and Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2020 first quarter results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on May 6, 2020 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 10:50 a.m. Eastern Time. The Conference ID is 6006888. A recording of the conference call will be available until May 12, 2020 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 6006888). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the recent novel coronavirus outbreak (“COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by COVID-19 and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and we may be unable to achieve our expected returns.  See “Risks Associated with the COVID-19 Pandemic” in the “Risks and Uncertainties” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the first quarter ended March 31, 2020 to be made available.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. When determining Company FFO and Company EBITDA, we include our unitholders’ proportionate share of Company FFO and Company EBITDA for equity accounted investments. Company FFO and Company EBITDA are not generally accepted accounting measures under IFRS and therefore may differ from definitions used by other entities. We believe these metrics are useful supplemental measures that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Company FFO and Company EBITDA should not be considered in isolation from, or as substitutes for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the first quarter ended March 31, 2020.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	March 31, 2020	December 31, 2019

Assets
Cash and cash equivalents	$2,049	$1,986
Financial assets	5,588	6,243
Accounts and other receivable, net	5,042	5,631
Inventory and other assets	5,279	5,282
Property, plant and equipment	13,429	13,892
Deferred income tax assets	757	667
Intangible assets	10,840	11,559
Equity accounted investments	1,635	1,273
Goodwill	4,800	5,218
	$49,419	$51,751

Liabilities and equity
Liabilities
Corporate borrowings	$283	nil
Accounts payable and other	15,652	16,496
Non-recourse borrowings in subsidiaries of Brookfield Business Partners	22,780	22,399
Deferred income tax liabilities	1,650	1,803
	$40,365	$40,698
Equity
Limited partners	1,718	2,116
Non-Controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,343	1,676
Interest of others in operating subsidiaries	5,993	7,261
	9,054	11,053
	$49,419	$51,751

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

	Three Months Ended March 31,
US$ millions, unaudited	2020	2019

Revenues	$10,146	$9,201
Direct operating costs	(8,901)	(8,193)
General and administrative expenses	(244)	(178)
Depreciation and amortization expense	(538)	(311)
Interest income (expense), net	(364)	(184)
Equity accounted income (loss), net	(9)	7
Impairment expense, net	(113)	—
Gain (loss) on acquisitions/dispositions, net	183	(2)
Other income (expense), net	(217)	(90)
Income (loss) before income tax	(57)	250
Income tax (expense) recovery
Current	(75)	(30)
Deferred	98	(19)
Net income (loss)	$(34)	$201
Attributable to:
Limited partners	$(67)	$32
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(59)	30
Special Limited Partners	—	—
Interest of others in operating subsidiaries	$92	$139

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended March 31, 2020 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$6,529	$1,170	$2,447	$—	$10,146
Direct operating costs	(6,258)	(808)	(1,833)	(2)	(8,901)
General and administrative expenses	(91)	(38)	(91)	(24)	(244)
Equity accounted Company EBITDA	11	35	26	—	72
Company EBITDA attributable to others	(172)	(203)	(404)	—	(779)
Company EBITDA[1,2,4]	19	156	145	(26)	294
Realized disposition gain, net	186	—	(3)	—	183
Other income (expense), net	6	(6)	—	—	—
Interest income (expense), net	(58)	(89)	(223)	6	(364)
Equity accounted current taxes and interest	(2)	(8)	(4)	—	(14)
Current income taxes	(19)	(2)	(65)	11	(75)
Company FFO attributable to others (net of Company EBITDA attributable to others)	(90)	53	207	—	170
Company FFO[1,3,4]	42	104	57	(9)	194
Depreciation and amortization expense					(538)
Impairment expense, net					(113)
Gain on acquisition and disposition					—
Other income (expense), net					(217)
Deferred income taxes					98
Non-cash items attributable to equity accounted investments					(67)
Non-cash items attributable to others					517
Net income (loss) attributable to unitholders[4]					$(126)

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended March 31, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$6,935	$1,289	$977	$—	$9,201
Direct operating costs	(6,778)	(892)	(521)	(2)	(8,193)
General and administrative expenses	(67)	(34)	(58)	(19)	(178)
Equity accounted Company EBITDA	8	21	4	—	33
Company EBITDA attributable to others	(53)	(249)	(295)	—	(597)
Company EBITDA[1,2,4]	45	135	107	(21)	266
Realized disposition gain, net	—	—	(2)	—	(2)
Other income (expense), net	—	(4)	2	—	(2)
Interest income (expense), net	(20)	(101)	(69)	6	(184)
Equity accounted current taxes and interest	(1)	(3)	(1)	—	(5)
Current income taxes	(10)	9	(34)	5	(30)
Company FFO attributable to others (net of Company EBITDA attributable to others)	18	66	78	—	162
Company FFO[1,3,4]	32	102	81	(10)	205
Depreciation and amortization expense					(311)
Impairment expense, net					—
Gain on acquisition and disposition					—
Other income (expense), net					(88)
Deferred income taxes					(19)
Non-cash items attributable to equity accounted investments					(21)
Non-cash items attributable to others					296
Net income (loss) attributable to unitholders[4]					$62

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Reconciliation of Net Income per Unit

	Three Months Ended March 31,
US$, unaudited	2020	2019
Net income (loss) per unitholder, excluding incentive distribution[1]	$(0.84)	$0.48
Incentive distribution per unit	—	—
Net income (loss) attributable to limited partnership unit[1]	$(0.84)	$0.48

Notes:

  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2020 was 150.6 million, (2019: 129.2 million).